Exhibit 99.1








                                            #2597


         Contact:  Mary Lou Kromer     407-362-2600 or
                                       800-GRACE99


            W. R. GRACE & CO. NAMES ALBERT COSTELLO PRESIDENT AND CEO

                   BOCA RATON, FLA, May 1, 1995 -- W. R. Grace & Co.

         (NYSE:GRA) announced today that Albert J. Costello has been named president and chief executive officer effective immedi-

         ately.


                   Costello, 59, was chairman of the board and CEO of

         American Cyanamid, a global biotechnology and chemical business,

         from April 1993 until his retirement in December 1994, when that company was acquired by American Home Products for approximately

         $9.6 billion.


                   "Al Costello is the right person to lead the continued

         global growth of W. R. Grace," said Thomas A. Holmes, who headed the Board's CEO Search Committee and had served as acting CEO since March 2.  "He brings to Grace nearly four decades of man-

         agement and leadership experience."


                   "There is a tremendous potential for continued growth

         within the businesses of W. R. Grace," said Costello, "and I am excited about being a part of that."



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                   W. R. Grace reported its 1995 first quarter results last

         week, noting a 56 percent increase in net operating earnings over the prior year quarter, and a 25 percent increase in sales.  All of the Company's six core businesses and every geographic region contributed to the excellent results of the quarter.


                   "The performance improvement recorded in 1994 appears to

         be gaining momentum in 1995," said Costello.  "My focus will be on maintaining that momentum and enhancing value and opportunity for our shareholders, employees, customers and communities."


                   The Company has agreed that Costello will be elected by

         the Board as a director and Chairman of the Board promptly after the Company's May 10, 1995 Annual Meeting.  Under New York law,

         Costello will stand for reelection at the 1996 Annual Meeting.


                   "Once I am elected Chairman, I will move expeditiously

         to fulfill the Board's commitment to its shareholders, and oversee the Company's governance in the best interests of all sharehold-

         ers," said Costello.  "The Board is eager to move forward deci-

         sively, making sure that W. R. Grace's excellent current perfor-

         mance can continue uninterrupted."


                   The CEO Search Committee comprised Holmes, Harold Eck-

         mann, Edward Duffy, Dr. George Dacey and Dr. James Frick -- all

         independent directors.


                   Costello joined American Cyanamid as a chemist in 1957

         and during his career with that company held a number of marketing


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         and management posts, including assignments in Mexico and Spain.

         He was named president of Cyanamid in 1981 and had served as executive vice president and a member of the company's Executive

         Committee beginning in 1983.


                   Costello is a member of the boards of trustees of

         Fordham University and St. Joseph's Hospital and Medical Center,

         and a member of the British North American Committee and served on the boards of directors of the Chemical Manufacturers Association,

         the Pharmaceutical Manufacturers Association and the American

         Enterprise Institute, and was a member of the Business Roundtable.


                   Costello was born in New York City.  In 1957 he earned a

         bachelor of science degree in chemistry from Fordham University,

         and in 1964, earned a master's degree in chemistry from New York

         University.


                   Grace is the world's largest specialty chemicals company

         and holds a leadership position in specialized health care.

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